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                                                              OMB APPROVAL
                                                       -------------------------
                                                       OMB NUMBER 3235-0145
                            UNITED STATES              -------------------------
                 SECURITIES AND EXCHANGE COMMISSION    EXPIRES: DECEMBER 31,2005
                       WASHINGTON, D.C. 20549          -------------------------
                                                       ESTIMATED AVERAGE BURDEN
                                                       -------------------------
                                                       HOURS PER RESPONSE...11
                                                       -------------------------

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 1

                              CERAGON NETWORKS LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 ORDINARY SHARES
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    M22013102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                DECEMBER 31, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                PAGE 1 OF 8 PAGES

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--------------------                                        --------------------
CUSIP NO.  M22013102                  13G                   PAGE  2  OF  8 PAGES
--------------------                                        --------------------

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   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        HarbourVest Partners, LLC
        I.R.S. No. 04-3335829
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   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                 (b) [ ]

        N/A

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------

                   5     SOLE VOTING POWER
    Number of
      Shares             1,409,175

                ----------------------------------------------------------------
   Beneficially    6     SHARED VOTING POWER
     Owned by
       Each              -0-

                ----------------------------------------------------------------
    Reporting       7    SOLE DISPOSITIVE POWER
      Person
       With              1,409,175
                ----------------------------------------------------------------
                    8    SHARED DISPOSITIVE POWER

                         -0-

--------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,409,175

--------------------------------------------------------------------------------
   10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

        N/A

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   11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        6.2%

--------------------------------------------------------------------------------
   12   TYPE OF REPORTING PERSON*

        IA

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                PAGE 2 OF 8 PAGES


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--------------------                                        --------------------
CUSIP NO.  M22013102                  13G                   PAGE  3  OF  8 PAGES
--------------------                                        --------------------

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   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        D. Brooks Zug

--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                               (b) [ ]
        N/A

--------------------------------------------------------------------------------
    3   SEC USE ONLY

--------------------------------------------------------------------------------
    4   CITIZENSHIP OR PLACE OF ORGANIZATION

        USA

--------------------------------------------------------------------------------
                    5    SOLE VOTING POWER
    Number of
      Shares             0

                ----------------------------------------------------------------
   Beneficially     6    SHARED VOTING POWER
     Owned by
       Each              1,409,175

                ----------------------------------------------------------------
    Reporting       7    SOLE DISPOSITIVE POWER
      Person
       With              0

                ----------------------------------------------------------------
                    8    SHARED DISPOSITIVE POWER

                         1,409,175

--------------------------------------------------------------------------------
    9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,409,175

--------------------------------------------------------------------------------
   10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

        N/A

--------------------------------------------------------------------------------
   11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        6.2%

--------------------------------------------------------------------------------
   12   TYPE OF REPORTING PERSON*

        IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                PAGE 3 OF 8 PAGES

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--------------------                                        --------------------
CUSIP NO.  M22013102                  13G                   PAGE  4  OF  8 PAGES
--------------------                                        --------------------

--------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Edward W. Kane

--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                 (b) [ ]
        N/A

--------------------------------------------------------------------------------
    3   SEC USE ONLY

--------------------------------------------------------------------------------
    4   CITIZENSHIP OR PLACE OF ORGANIZATION

        USA

--------------------------------------------------------------------------------
                   5     SOLE VOTING POWER
    Number of
      Shares             0

                ----------------------------------------------------------------
   Beneficially    6     SHARED VOTING POWER
     Owned by
       Each              1,409,175

                ----------------------------------------------------------------
    Reporting      7     SOLE DISPOSITIVE POWER
      Person
       With              0

                ----------------------------------------------------------------
                   8     SHARED DISPOSITIVE POWER

                         1,409,175

--------------------------------------------------------------------------------
    9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,409,175

--------------------------------------------------------------------------------
   10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

        N/A

--------------------------------------------------------------------------------
   11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        6.2%

--------------------------------------------------------------------------------
   12   TYPE OF REPORTING PERSON*

        IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                PAGE 4 OF 8 PAGES

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Item 1(a)    Name of Issuer:
             Ceragon Networks Ltd. (the "Company")

Item 1(b)    Address of Issuer's Principal Executive Offices:
             24 Raoul Wallenberg Street
             Tel-Aviv 69719, Israel

Item 2(a)    Name of Person Filing:
             This filing is made on behalf of HarbourVest Partners, LLC ("HarbourVest"), Edward W. Kane ("Kane") and D. Brooks Zug ("Zug").

Item 2(b)    Address of the Principal Offices:
             The principal business office of each reporting person is One Financial Center, 44th floor, Boston, Massachusetts 02111.

Item 2(c)    Citizenship:
             HarbourVest is organized and exists under the laws of the State of Delaware. Kane and Zug are United States citizens.

Item 2(d)    Title of Class of Securities:
             Ordinary Shares

Item 2(e)    CUSIP Number:
             M22013102

Item 3       If the Statement is being filed pursuant to Rule
             13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

             HarbourVest           (e) (X) Investment Adviser registered under
                                           Section 203 of the Investment
                                           Advisers Act of 1940.
             Kane:                 Not applicable
             Zug:                  Not applicable

                                PAGE 5 OF 8 PAGES

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Item 4       Ownership:

             (a) Amount Beneficially Owned: HarbourVest has beneficial ownership of 1,409,175 Ordinary shares. HarbourVest is the managing member of HIPEP III - Direct Associates L.L.C., which is the general partner of HarbourVest International Private Equity Partners III- Direct Fund L.P. ("Fund III"). Fund III is the record and ultimate owner of the foregoing securities. HarbourVest, in its capacity as managing member of the general partner of Fund III, has the sole power to vote and dispose of the securities held by Fund III. Messrs. Kane and Zug are Managing Members of HarbourVest. As such, they share the voting control of HarbourVest. While neither of them owns of record any shares of Ceragon Networks Ltd., as the result of their positions, Kane and Zug may be deemed to be beneficial owners of and to have the power to exercise or to direct the exercise of voting and/or dispositive power with respect to the shares reported herein. Messrs. Kane and Zug disclaim beneficial ownership over any of the reported securities which they may be deemed to beneficially own.

             (b)      Percent of Class: 6.2% of the Common Stock.

             (c)      Number of shares as to which such person has:

                      (i)   sole power to vote or to direct the vote:
                            HarbourVest has sole power to vote or to direct the vote of 1,409,175 shares of Common Stock.

                      (ii)  shared power to vote or to direct the vote:
                            Kane and Zug share the power to vote
                            1,409,175 shares of Common Stock.

                      (iii) sole power to dispose or to direct the disposition
                            of:
                            HarbourVest has sole power to dispose or to direct the disposition of 1,409,175 shares of Common Stock.

                      (iv) shared power to dispose or to direct the disposition of:
                            Kane and Zug have sole power to dispose or to direct the disposition of 1,409,175 shares of Common Stock.

Item 5       Ownership of Five Percent or Less of a Class:
             Not applicable.

Item 6       Ownership of More than Five Percent on Behalf of Another Person:
             See Item 4 above.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
             Not applicable.

Item 8       Identification and Classification of Members of the Group:
             Not applicable.

Item 9       Notice of Dissolution of a Group:
             Not applicable.

Item 10      Certification:
             By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                PAGE 6 OF 8 PAGES

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                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2004                 HARBOURVEST PARTNERS, LLC
                                         By: /s/ Martha D. Vorlicek
                                             -----------------------------------
                                         Name: Martha D. Vorlicek
                                         Title: Managing Director

Dated: February 12, 2004                 EDWARD W. KANE
                                         By: /s/ Edward W. Kane
                                             -----------------------------------
                                         Name: Edward W. Kane

Dated: February 12, 2004                 D. BROOKS ZUG
                                         By: /s/ D. Brooks Zug
                                             -----------------------------------
                                         Name: D. Brooks Zug

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec. 240.13d-7 for other parties for whom copies are to be sent.

  ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                PAGE 7 OF 8 PAGES

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                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         HarbourVest Partners, LLC, Edward W. Kane and D. Brooks Zug agree that the Schedule 13G, to which this Agreement is attached, relating to the Ordinary Shares of Ceragon Networks Ltd., is filed on behalf of each of them.

Dated: February 12, 2004                 HARBOURVEST PARTNERS, LLC
                                         By: /s/ Martha D. Vorlicek
                                             -----------------------------------
                                         Name: Martha D. Vorlicek
                                         Title: Managing Director

Dated: February 12, 2004                 EDWARD W. KANE
                                         By: /s/ Edward W. Kane
                                             -----------------------------------
                                         Name: Edward W. Kane

Dated: February 12, 2004                 D. BROOKS ZUG
                                         By: /s/ D. Brooks Zug
                                             -----------------------------------
                                         Name: D. Brooks Zug

                                PAGE 8 OF 8 PAGES